SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. ______)


                         Precept Business Services, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                  740 165 10 5
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                                 (CUSIP Number)

                                   J.D. Greco
                                  2306 Valencia
                                Monroe, LA 71201
                                   ###-##-####
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1998
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

 CUSIP No.  740 165 105     13D          Page 2 of 5 Pages
            -----------

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   1    NAME OF REPORTING PERSONS  J.D. Greco
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)|_|
                                                                        (b)|_|

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   3    SEC USE ONLY


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   4    SOURCE OF FUNDS

        OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                      |_|


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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                        ------- ------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER                3,345,222
        SHARES          ------- ------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER              None
       OWNED BY         ------- ------------------------------------------------
         EACH             9     SOLE DISPOSITIVE POWER           3,345,222
       REPORTING        ------- ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER         None
                        ------- ------------------------------------------------
 ------ ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,345,222
 ------ ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 7.434%
 ------ ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSONS*
                                                                 IN
 ------ ------------------------------------------------------------------------

ITEM 1.  SECURITY & ISSUER

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Precept Business Services, Inc. (the "Company"). The Company's principal executive offices are located at 1909 Woodall Rodgers Freeway, Suite 500, Dallas, Texas 75201.

ITEM 2.  IDENTITY & BACKGROUND

     (a) This statement is filed by J.D. Greco with respect to shares of Common Stock beneficially owned by him.

     (b) Mr. Greco's residence address is located at 2306 Valencia, Monroe, LA 71201.

     (c) Mr. Greco is a consultant to MBF Corporation, 4951 Central Avenue, Monroe, Louisiana and is also Chairman of the Board of APICO Corporation of Girard, 150 APICO Way, Girard, Kansas.

     (d) J.D. Greco, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, J.D. Greco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) J.D. Greco is a citizen of the United States.

ITEM 3.  SOURCE & AMOUNT OF FUNDS & OTHER CONSIDERATION

     Mr. Greco acquired his shares of Common Stock of the Company in connection with the acquisition of his wholly-owned corporation, MBF Corporation, by the Company on June 19, 1998 solely for Common Stock of the Company.

ITEM 4.  PURPOSE OF TRANSACTIONS

     The acquisition of the Common Stock of the Company was solely in connection with the sale by Mr. Greco of all his shares in MBF Corporation and not for the purpose of acquiring control of the Company. Mr. Greco may make further purchases of Common Stock in the future and may dispose of any or all shares of Common Stock at any time. Mr. Greco does not have any current plans that relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of Item 4 of Schedule 13D. Mr. Greco may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Aggregate  number  of  shares  beneficially  owned  (and   related
              percentage):

              (i)   J.D. Greco:        3,345,222  (7.434%)

     The percentages used herein are based upon the 45,000,000 shares of Common Stock outstanding as of March 19, 1998 as indicated by the Company.

          (b) Sole or shared power to vote or dispose:

              (i)      J.D. Greco

              Sole power to vote or direct vote:               3,345,222 shares
              Shared power to vote or direct vote:                   -0- shares
              Sole power to dispose or direct disposition:     3,345,222 shares
              Shared power to dispose or direct disposition:         -0- shares

          (c) Mr. Greco has not acquired shares of the Common Stock within the last sixty days except as noted above.

          (d) Not applicable

          (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Greco and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1998


                                        /s/ J.D. Greco
                                        ----------------------------------------
                                        J.D. Greco